June 21, 2007	Darren K. DeStefano

T: (703) 456-8034
VIA EDGAR AND ELECTRONIC DELIVERY	ddestefano@cooley.com

Christian T. Sandoe, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Gladstone Capital Corporation	CONFIDENTIAL
Registration Statement on Form N-2
(File Nos. 333-143027 and 814-00237))

Dear Mr. Sandoe:

On behalf of Gladstone Capital Corporation (“Gladstone” or the “Company”), we are transmitting for filing one copy of Pre-effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-2, File Nos. 333-143027 and 814-00237 (the “Registration Statement”), marked to show changes from the initial filing of the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2007.

The Amendment is being filed in response to comments received from the staff of the Division of Investment Management (the “Staff”) by letter dated June 15, 2007, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

PROSPECTUS:

Special Note regarding Forward Looking Statements (Page 19)

1.              This section attempts to limit liability for forward-looking statements by making reference to the safe harbor provisions of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995.  Statements relating to investment companies (including business development companies) and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements.  See Sections 27A(b)(2)(B) and (D) of the Securities Act and Sections 21E(b)(2)(B) and (D) of the Exchange Act as amended.  Accordingly, please delete from this section the references to these provisions of the federal securities laws.

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  www.cooley.com

June 21, 2007
Page Two

In response to the Staff’s comment, we have revised the disclosure on page 19 of the prospectus.

Use of Proceeds (Page 19)

2.              The second sentence states that the Fund expects to use a portion of the proceeds of the offering to pay down existing short-term debt.  If this represents a material part of the proceeds of the offering, please state the interest rate and maturity of the indebtedness.  See Instruction 2 to Item 7.1 of Form N-2.

In response to the Staff’s comment, we have revised the disclosure on page 19 of the prospectus.

Taxation of Our U.S. Stockholders — Distributions (Page 86)

3.              The second sentence states that any distributions in excess of the Fund’s earnings and profits will first be treated as a return of capital to the extent of the stockholder’s adjusted basis in his or her shares of common stock and thereafter as gain from the sale of shares of the Fund’s common stock.  “Return of capital” is a technical term that may not be commonly understood by the typical investor.  Please revise the disclosure to provide a plain English explanation of the term “return of capital.” See Rule 421(b) under the Securities Act of 1933.  In addition, please disclose that, although return of capital distributions may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon sale of fund shares.

In response to the Staff’s comment, we have revised the disclosure on page 86 of the prospectus.

General Comments

4.              We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company and its management acknowledge that:

•                                          they are responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  www.cooley.com

June 21, 2007
Page Three

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*******

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christina Novak, Esq., of this office, at (703) 456-8562.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano, Esq.

cc:                             David Gladstone, Gladstone Management Corporation
Allyson Williams, Esq., Gladstone Administration, LLC
Thomas R. Salley, Esq.
Christina L. Novak, Esq.

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  www.cooley.com